Exhibit 99.1
TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel. : + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tél. : +33(0)1 47 44 81 48
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 926 006 207,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Republic of Congo: Positive Appraisal on the Moho-Bilondo License
Paris, November 28 — Total announces today positive appraisal results for the Moho Nord Marine-3 well, lying around 80 kilometres offshore of the Republic of Congo in 1,030 metres of water in the northern part of the Moho-Bilondo license. The discovery follows on from the Moho Nord Marine-1 and 2 finds in 2007.
Moho Marine Nord-3 was drilled to a total depth of 2,300 meters, 1.7 kilometers northwest of Moho Nord Marine-2 and 2.7 kilometres north of Moho Nord Marine-1. The well encountered a 60-metre column of good quality sands, containing 18°API oil in the Upper Miocene and flowed at 3,000 barrels per day through a choke.
This discovery confirms the Tertiary Miocene resource cluster in the northern part of the Moho-Bilondo license. The well will make it possible to further refine the development plan for Moho Nord.
Phase 1 development of the southern part of Moho-Bilondo is under way, comprising fourteen subsea wells tied back to a Floating Production Unit (FPU). Phase 1 came on stream in April 2008, and should progressively ramp up to a plateau production of 90,000 barrels per day. Output is exported to the Djéno terminal.
Total E&P Congo holds a 53.5% interest in the license, alongside Chevron Overseas Congo Ltd. (31.5%) and Société Nationale des Pétroles du Congo (15%).
Total in the Congo and West Africa
Present in the Republic of Congo since 1968, Total has a solid position as the country’s leading oil producer, with operated production capacity of 130,000 barrels of oil per day.
Total has the requisite technological know-how and capabilities to successfully implement complex large projects in frontier environments. In addition to potential Phase 2 development of the northern reservoirs in the Moho-Bilondo license, Total has made five discoveries in nearly 2,000 metres of water in the Congo’s ultra-deep offshore Mer Très Profonde Sud license.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel. : + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tél. : +33(0)1 47 44 81 48
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 926 006 207,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
The start-up of Moho-Bilondo in April 2008 was a further success for Total’s growth strategy in West Africa’s deep offshore. It followed the production start-ups of Dalia and Rosa in Angola in late 2006 and 2007 respectively and the recent launch of both Pazflor, the third development pole in Angola’s Block 17, and Usan in Nigeria. The next milestone will be the start up of Akpo in Nigeria, planned for 2009. Total’s West African production was nearly 640,000 barrels of oil equivalent per day in 2007.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com